JEFFREY G. KLEIN, P.A.
                  2600 North Military Trail, Suite 270
                       Boca Raton, Florida  33431

Telephone (561) 997-9920                             Telefax: (561) 241-4943



January 22, 2007




Mr. Todd Sherman
Staff Accountant
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-7010


RE:      Union Dental Holdings, Inc.
         File No.: 000-32563


Dear Mr. Sherman:

     The following information is supplied in response to the Commission's letter dated January 8, 2007.

     1. In response to question one, we have amended the Company's Form 8-K to Show that the Company's former auditors were dismissed by the action of the Company's Board of Directors on December 21 2006.

     2. In response to question two, we have amended the Company's Form 8-K to show that the decision to dismiss the former auditors was made by the Company's Board of Directors and that the Company does not have an audit committee or similar committee.

     3. In response to question three, we have amended the Company's Form 8-K to reflect that during their tenure as auditors, there have been no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosures, or auditingscope or procedure, which disagreement(s) would have caused it to make reference to the subject matter through the date of such resignation, declination or dismissal.




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     This letter has been reviewed by the Company's sole officer and  director.
The Company acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in their filings;

* The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust this is sufficient to satisfy your comments.


Sincerely,

/s/ Jeffrey G. Klein

Jeffrey G. Klein